Exhibit 2.1

ASSET PURCHASE AGREEMENT

THIS AGREEMENT, made as of the 30th day of September, 2002, is by and between, Access Cable Television, Inc., a Kentucky corporation, ("Buyer"), and Enstar Cable of Cumberland Valley, a Georgia general partnership ("Seller,").

W I T N E S S E T H:

WHEREAS, Seller owns and operates a cable television system in and around the communities of Monticello, Whitley City, Liberty, Cumberland, Greensburg, Williamsburg, Hustonville/Moreland, Kentucky and Jellico, Tennessee as more particularly described in Schedule 4.18 hereto (the "System");

WHEREAS, Seller has agreed to convey to Buyer substantially all of its assets comprising or used or usable in connection with its operation of the System, excepting those Excluded Assets specifically set forth in Section 2.1(b) upon the terms and conditions set forth herein;

WHEREAS, Buyer has agreed to assume certain specified liabilities of Seller, upon the terms and conditions set forth herein; and

NOW, THEREFORE, in consideration of the representations and warranties and the mutual covenants and agreements herein contained, and other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, Seller and Buyer do hereby agree as follows:

1 Definitions.

1.1 Terms Defined in this Section. In addition to the terms defined elsewhere in this Agreement, the following terms shall have the following meanings when used herein with initial capital letters:

"Accounts Receivable" means the sum of 98% of the book value of all subscriber accounts receivable that are outstanding as of the closing date and no part of which is more than sixty (60) days past due; provided, that no payment shall be made for subscriber accounts that are inactive on the Closing Date, regardless of their aging (with an account being past due one day after the first day of the period to which the applicable billing relates): plus 95% of the book value of all advertising and other accounts receivable that are outstanding as of the closing date and no part of which is more than ninety (90) days from the invoice date.

"Affiliate" means, with respect to any Person, any other Person controlling, controlled by or under common control with, such Person, with "control" for such purpose meaning the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities or voting interests, by contract or otherwise.

"Basic Cable Service" means the tier of cable television service that includes the retransmission of local broadcast signals as defined by the Cable Act.

"Business Day" means any day other than Saturday, Sunday or a day on which banking institutions in St. Louis, Missouri or New York, New York are required or authorized to be closed.

"Cable Act" means Title VI of the Communications Act of 1934, as amended, 47 U.S.C. Sections 151 et seq., all other provisions of the Cable Communications Policy Act of 1984 and the provisions of the Cable Television Consumer Protection and Competition Act of 1992, and the provisions of the Telecommunications Act of 1996 amending Title VI of the Communications Act of 1934, in each case as amended and in effect from time to time.

"IRC" means the Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder as in effect from time to time.

"Communications Act" means the Communications Act of 1934, as amended by the Cable Communications Policy Act of 1984, the Cable Television Consumer Protection and Competition Act of 1992 and the provisions of the Telecommunications Act of 1996 amending Title VI of the Communications Act of 1934, and as may be further amended, and the rules and regulations, policies and published decisions of the FCC thereunder, as in effect from time to time.

"Compensation Arrangement" means any plan or compensation arrangement, other than an Employee Plan or a Multiemployer Plan, whether written or unwritten, which provides to employees or former employees of Seller or any ERISA Affiliate any compensation or other benefits, whether deferred or not, in excess of base salary or wages and excluding overtime pay, and including, but not limited to, any bonus (including any bonus given to motivate employees to work for Seller through the Closing), incentive plan, stock rights plan, deferred compensation arrangement, stock purchase plan, severance pay plan and any other perquisites and employees fringe benefit plans.

"Deposit Amount" means the amount of $208,152 being deposited by Buyer with the Escrow Agent pursuant to the Deposit Escrow Agreement to secure Buyer's performance of its covenants and obligations hereunder.

"Deposit Escrow Agreement" means the Deposit Escrow Agreement among Buyer, Seller and the Escrow Agent, substantially in the form of Exhibit A.

"Employee" means any person employed by Seller.

"Employee Plan" means any pension, retirement, profit- sharing, deferred compensation, vacation, severance, bonus, incentive, medical, vision, dental, disability, life insurance or any other employee benefit plan as defined in Section 3(3) of ERISA (other than a Multiemployer Plan) to which Seller or any of its ERISA Affiliates contributes or has any obligation to contribute or to which Seller or any of its ERISA Affiliates sponsors, maintains or otherwise has liability.

"Encumbrance" means any mortgage, lien, security interest, security agreement, conditional sale or other title retention agreement, pledge, option, charge, assessment, restriction, encumbrance, adverse interest, adverse claim, voting agreement, restriction on transfer or any exception to or defect in title.

"Enstar" means Enstar Communications Corporation, a Georgia corporation.

"Environmental Claim" means a written claim or charge of a violation of or noncompliance with any Environmental Law.

"Environmental Laws" means any and all federal, state or local laws, statutes, rules, regulations, ordinances, orders, decrees and other binding obligations: (i) related to releases or threatened releases of any Hazardous Substance to soil, surface water, groundwater, air or any other environmental media; (ii) governing the use, treatment, storage, disposal, transport or handling of Hazardous Substances; or (iii) related to the protection of the environment and human health. Such Environmental Laws shall include, but are not limited to, RCRA, CERCLA, EPCRA, the Clean Air Act, the Clean Water Act, the Safe Drinking Water Act, the Toxic Substances Control Act, the Endangered Species Act and any other federal, state or local laws, statutes, ordinances, rules, orders, permit conditions, licenses or any terms or provisions thereof related to clauses (i), (ii) or (iii) above.

"ERISA" means the Employee Retirement Income Security Act of 1974, as amended, and the rules and regulations thereunder, as in effect from time to time.

"ERISA Affiliate" means, with respect to Seller, (i) any corporation which at, or at any time before, the Closing Date is or was a member of the same controlled group of corporations (within the meaning of Section 414(b) of the IRC) as Seller; (ii) any partnership, trade or business (whether or not incorporated) which, at or any time before, the Closing Date is or was under common control (within the meaning of Section 414(c) of the IRC) with Seller; (iii) any entity, which at, or at any time before, the Closing Date is or was a member of the same affiliated service group (within the meaning of Section 414(m) of the IRC) as either Seller, any corporation described in clause (i) or any partnership, trade or business described in clause (ii); and (iv) any entity which at any time before the Closing Date is or was required to be aggregated with Seller under Section 414(o) of the IRC.

"Escrow Agent" means U.S. Bank National Association, or any other bank reasonably acceptable to Seller and Buyer.

"Expanded Basic Service" means the tier of cable television service offered separately from Basic Cable Service and for a charge in addition to that charged for Basic Cable Service, and that can only be purchased by subscribers that also receive Basic Cable Service, but not including any a la carte programming tier or other programming offered on a per channel or per program basis.

"FAA" means the Federal Aviation Administration.

"FCC" means the Federal Communications Commission.

"Franchise" means all franchise agreements and similar governing agreements, instruments and resolutions and franchise-related statutes and ordinances or acknowledgement of a Governmental Authority that are necessary or required in order to operate the System and to provide cable television services in the System.

"Franchise Area" means, with respect to any Franchise, the geographic area in which Seller is authorized to operate the System pursuant to such Franchise.

"GAAP" means generally accepted accounting principles as in effect from time to time in the United States of America.

"General Partners" means the General Partners of Enstar Cable of Cumberland Valley, those General Partners being Enstar Income Growth Program 5A, L.P. and Enstar Income Growth Program 5B, L.P.

"Governmental Authority" means (i) the United States of America or (ii) any state of the United States of America and any political subdivision thereof, including counties, municipalities and the like.

"Governmental Authorizations" means, collectively, all Franchises and other authorizations, agreements, Licenses and permits for and with respect to the construction and operation of the System obtained from any Governmental Authority.

"Hazardous Substance" means any substance, hazardous material or other substance or compound regulated under Environmental Laws, including, without limitation, petroleum or any refined product or fraction or derivative thereof.

"Indemnity Escrow Agreement" means the Indemnity Escrow Agreement among Buyer, Seller and the Escrow Agent, substantially in the form of Exhibit B.

"Indemnity Fund" means the aggregate amount of $208,152 being deposited by Buyer with the Escrow Agent pursuant to the Indemnity Escrow Agreement in accordance with Section 9.6 and the terms of the Indemnity Escrow Agreement, to provide funds for the payment of any indemnification to which any Buyer Indemnitee shall be entitled under Section 9 hereof.

"Knowledge of Seller" or "Seller's Knowledge" means the actual knowledge of the general manager of the System or the officer executing this Agreement.

"Leases" means the Personal Property Leases and the Real Property Leases.

"Legal Requirement" means any statute, ordinance, code, law, rule, regulation, permit or permit condition, administrative or judicial decree, order or other requirement, standard or procedure enacted, adopted or applied by any Governmental Authority, including judicial decisions applying common law or interpreting any other Legal Requirement.

"License" means any license, permit or other authorization (other than a Franchise) issued by a Governmental Authority, including, but not limited to, the FCC, used in the operation of the System (including but not limited to TV translator station licenses, microwave licenses (including but not limited to Cable Television Relay Services "CARS") and TVRO earth station registrations).

"Limited Partner" means each of the limited partners of each of the General Partners.

"Limited Partner Consents" means the written consents of the Limited Partners of each of the Seller's General Partners that is necessary for the consummation of the transactions contemplated by this Agreement by Seller in accordance with the terms hereof, which shall be in form and substance satisfactory to Seller.

"Material Adverse Effect" means a material adverse effect on any of the business, financial condition, results of operations, assets or liabilities of Seller or the System.

"Material Consents" means the Required Consents designated as Material Consents in Schedule 4.3.

"Multiemployer Plan" means a plan, as defined in Section 3(37) or 4001(a)(3) of ERISA, to which Seller or any trade or business that would be considered a single employer with Seller under Section 4001(b)(1) of ERISA contributed, contributes or is required to contribute.

"Net Liabilities" means the amount by which, as of the closing date, the Seller's total liabilities are in excess of (in which case the purchase price will be decreased), or less than (in which case the purchase price will be increased), the Seller's current assets including accounts receivable but excluding supplies and inventory.

"Outside Closing Date" means March 31, 2003.

"Partner Consents" means, collectively, the Limited Partner Consents and the written consents of the General Partners that are necessary for the consummation of the transactions contemplated by this Agreement by Seller in accordance with the terms hereof, which shall be in form and substance satisfactory to Seller.

"Past Practices" means the practices used since November 12, 1999, in the System and in any cable system directly or indirectly controlled by Enstar that is of comparable size to the System and is located in a geographic area comparable to that in which the System is located.

"Permitted Encumbrances" means the following: (i) statutory landlord's liens and liens for current taxes, assessments and governmental charges not yet due and payable (or being contested in good faith); (ii) zoning laws and ordinances and similar Legal Requirements; (iii) rights reserved to any Governmental Authority to regulate the affected property; (iv) as to interests in Real Property, any easements, rights-of-way, servitudes, permits, restrictions and minor imperfections or irregularities in title that are reflected in the public records and that do not individually or in the aggregate materially interfere with the right or ability to own, use, lease or operate the Real Property as presently utilized.

"Person" means any natural person, corporation, partnership, trust, unincorporated organization, association, limited liability company, Governmental Authority or other entity.

"Real Property" means all of the fee and leasehold estates and, to the extent of the interest, title, and rights of Seller therein, the following: buildings and other improvements thereon, easements, licenses, rights to access, rights-of-way and other real property interests that are owned or held by Seller and used or held for use in the business or operations of the System, plus such additions thereto and less such deletions therefrom arising between the date hereof and the Closing Date in accordance with this Agreement.

"Related Agreements" means all written agreements, instruments, affidavits, certificates and other documents, other than this Agreement, that are executed and delivered by Buyer or Seller pursuant to this Agreement or in connection with Buyer's purchase of the Assets or any other transactions contemplated by this Agreement, regardless of whether such agreements, instruments, affidavits, certificates and other documents are expressly referred to in this Agreement.

"Release" means any release, spill, emission, leaking, pumping, injection, deposit, disposal, discharge, dispersal, leaching or migration into the indoor or outdoor environment or into or out of any Real Property (owned, leased or used by easement), including the movement of contaminants through or in the air, soil, surface water or groundwater above, in or below any parcel of Real Property.

"Remedial Action" means any and all actions required to (i) clean up, remove, treat or in any other way address contaminants in the indoor or outdoor environment, (ii) prevent the Release or threat of Release or minimize the further Release of contaminants so they do not migrate or endanger public health or welfare of the indoor or outdoor environment or (iii) perform pre-remedial studies and investigations and post-remedial monitoring and care.

"Required Consents" means any consent of any Governmental Authority or other Person under any License, Franchise, Agreement or other instrument which is necessary as a condition to the transfer or assignment of any such License, Franchise, Agreement or other instrument or as a condition to the consummation of the transaction contemplated by this Agreement and the Related Agreements.

"SEC" means the United States Securities and Exchange Commission.

"Subscriber" means an active customer of one of the Systems who subscribes for Basic Cable Service in a single household (excluding "second connections", as such term is commonly understood in the cable television industry, and any account duplication), commercial establishment or in a multi- unit dwelling (including motels and hotels), and has paid the applicable full non-discounted rate for at least one month's Basic Cable Service (including deposit and installation charges consistent with the Seller's applicable past practice); provided, however, that the number of customers in a multi-unit dwelling or commercial establishment that obtains service on a "bulk-rate" basis shall be determined on a System-by-System basis by dividing the gross bulk-rate revenue for Basic Cable Service and Expanded Basic Service (but not revenues from tier or premium services, installation or converter rental) attributable to such multi-unit dwelling or commercial establishment in each System by the basic subscription rate for individual households within such System for the highest level of Basic Cable Service and Expanded Basic Service offered by such System. For purposes of this definition, an "active customer" shall mean any customer whose account does not have an outstanding balance more than 60 days past due (with an account being past due one day after the first day of the period to which the applicable billing relates), does not have a disconnect pending, has not had service terminated, has not been obtained by offers made, promotions conducted or discounts given during the 120 days immediately preceding the Closing or otherwise outside the ordinary course of business, or does not come within the definition of "Subscriber" because such account (or any part thereof) has been compromised or written off other than in the ordinary course of business consistent with past practice.

"System" means the cable television system owned and operated by Seller in and around the communities of Monticello, Whitley City, Liberty, Cumberland, Greensburg, Williamsburg, Hustonville/Moreland, Kentucky and Jellico, Tennessee.

"Taxes" or "Tax" means and includes, without limitation, all net income, capital gains, gross income, gross receipt, property, franchise, sales, use, excise, withholding and other taxes, assessments, levies, fees, duties, tariffs and other charges of any kind imposed upon Seller or any of the Assets, as applicable, by federal, foreign, state or local law, together with any interest and any penalties, or additions to tax and additional amounts, validly imposed with respect to such taxes.

"Voting Period" means the period during which the Limited Partners are entitled to vote to approve or disapprove the transactions contemplated by this Agreement.

2. Sale of Assets; Assumption of Certain Liabilities

2.1 Sales of Assets.

      Subject to the terms, provisions and conditions contained in this Agreement, and on the basis of the representations and warranties herein set forth, on the Closing Date, Seller agrees to sell, assign, transfer, convey and deliver to Buyer, and Buyer agrees to purchase and acquire from Seller, all right, title and interest of Seller in the Assets (as defined herein), free and clear of all Encumbrances other than Permitted Encumbrances. The "Assets" shall mean all of the assets (tangible and intangible, real and personal), owned, leased or held by Seller that relate directly or indirectly to and are used or usable in connection with the operation of the System; provided, that the Assets shall not include any of the "Excluded Assets," as defined in Section 2.1(b). The Assets shall include, without limitation, the following:

        all of Seller's rights under the Agreements, Franchises, Licenses and other Governmental Authorizations and any other instruments relating to operation of the System, and all intangibles relating to operation of the System, including, but not limited to, all claims and goodwill, if any, with respect to the operation of the System;

        all tangible personalty, electronic devices, trunk and distribution cable, amplifiers, power supplies, conduit, vaults and pedestals, grounding and pole hardware, subscriber devices (including, without limitation, converters, traps, decoders, switches, and fittings), "headend" (origination, signal processing and transmission) equipment, facilities, vehicles, test equipment, inventories, supplies and other personal property owned by Seller and used in the operation of the System.

        all realty, towers, fixtures, leasehold and other interests in Real Property;

        all accounts receivable of Seller relating to its operation of the System; and

        all business, operational, maintenance, tax and financial (relating primarily to the System or the Assets) and engineering records, files, data, drawings, blueprints, schematics and maps, if any, of the System and reports and records concerning suppliers, customers, subscribers and others customarily maintained in the management and operation of the System.

      Notwithstanding the foregoing, the Assets shall not include, and Buyer shall not acquire any interest in or to, any of the following (the "Excluded Assets"):

        programming and retransmission consent agreements of Seller other than those listed on Schedule 2.1(b)(i);

        insurance policies of Seller and rights and claims thereunder;

        bonds, letters of credit, surety instruments and other similar items and any stocks, bonds, certificates of deposit and similar investments of Seller;

        cash and cash equivalents and notes receivable of Seller;

        Seller's copyrights, trademarks, trade names, service marks, service names, logos and similar proprietary rights, subject to Section 6.8;

        Seller's minute books and other books and records related to internal matters and financial relationships with Seller's lenders and affiliates;

        all Employee Plans, Multiemployer Plans and Compensation Arrangements;

        the assets and properties set forth in Schedule 2.1(b)(viii),

        installment sale agreements and other agreements under which Buyer would be obligated to pay the deferred purchase price of property, except any such agreements that are listed in Schedule 4.9 hereto and except any such agreements permitted to be entered into by Seller pursuant to Section 6.1(i).

        software licenses, including master software licenses maintained by affiliates of Seller other than for operating system software;

        agreements for management services, consulting services and other agreements with affiliate companies; and

        (xii) master advertising sales agreements which cover the System

        2.2 Assumed Liabilities. Subject to the terms, provisions and conditions contained in this Agreement, and on the basis of the representations and warranties herein set forth on the Closing Date, Buyer agrees to pay, discharge and perform the following to the extent related to the Assets received by Buyer (the "Assumed Liabilities"):

        liabilities and obligations under any Agreements, Governmental Authorizations, Licenses and other instruments included within the Assets and accruing and relating to the period from and after the Closing Date;

        liabilities and obligations of Seller to the extent there is a reduction in the Purchase Price pursuant to Section 3.3(a) with respect thereto; and

        liabilities and obligations arising out of Buyer's ownership or operation of the System from and after the Closing Date, except to the extent that any such liability or obligation relates to any of the Excluded Assets.

      All other obligations and liabilities of Seller, including (a) obligations with respect to the Excluded Assets, (b) any obligations under the Agreements assumed by Buyer relating to the time period prior to or on the Closing Date and (c) any claims or pending litigation or proceedings relating to the operation of the System prior to or on the Closing Date shall remain the obligations and liabilities of Seller.

      3. Closing.

      3.1 Purchase Price. The aggregate purchase price payable for the Assets shall be Six Million Nine Hundred Thirty Eight Thousand Four Hundred Dollars ($6,938,400), as adjusted at the Closing by the amount of Net Working Capital Adjustments, and pursuant to Section 3.3(a) (the "Purchase Price"), and as further adjusted post-Closing pursuant to Section 3.3(b) (as so adjusted, the "Adjusted Purchase Price").

      3.2 Manner and Time of Closing and Payment. The closing of the transactions contemplated herein (the "Closing") shall take place at 9:00 a.m. at the offices of Charter Communications, 12405 Powerscourt Drive St. Louis, Missouri 63131 on the last Business Day of the calendar month after the satisfaction or waiver of all conditions set forth in Sections 7.3, 7.6, 7.7, 8.3, and 8.5 hereof, but, subject to Section 9.1 hereof, no later than the Outside Closing Date (such date on which the Closing actually occurs, the "Closing Date") or via fax as the parties may mutually agree. At Closing, (a) Buyer shall deliver to Seller the Purchase Price (as adjusted pursuant to Section 3.3(a)), less (i) the amount of the Deposit Amount and all interest and other earnings accrued thereon and (ii) the amount of the Indemnity Fund, in immediately available funds by wire, inter-bank or intra-bank transfer, in accordance with Seller's written instructions, to be delivered to Buyer at least three (3) Business Days prior to Closing; (b) Buyer and Seller shall cause the Escrow Agent to deliver to Seller the Deposit Amount and all interest and other earnings accrued thereon, in accordance with the terms of the Deposit Escrow Agreement, which amount shall be credited against the Purchase Price; and (c) Buyer shall deliver the Indemnity Fund to the Escrow Agent, in accordance with the terms of the Indemnity Escrow Agreement and the Escrow Agent's instructions.

      3.3 Adjustment of Purchase Price.

      The Purchase Price shall be subject to adjustment, as of 11:59 p.m. (St. Louis, central time) on the Closing Date, to, among other things, reflect, in accordance with GAAP, the principle that all revenues and refunds, and all costs, expenses and liabilities, attributable to the operation of the System for any period prior to such time on the Closing Date are for the account of Seller, and all revenues and refunds, and all costs, expenses and liabilities (other than liabilities and obligations under contracts or other obligations of Seller that Buyer does not assume) attributable to the operation of the System from and after such time on the Closing Date are for the account of Buyer. The adjustments to be made to the Purchase Price pursuant to this Section 3.3(a) shall consist of the following:

        an increase or decrease, as of the date of Closing, in the Purchase Price by the amount the Seller's total current liabilities are in excess of (in which the case the purchase price will be decreased), or less than (in which case the purchase price will be increased), the Seller's current assets, including the accounts receivable but excluding supplies and inventory, other than the required inventory on hand for 30 days to maintain the system to customary standards.

        an increase in the Purchase Price by an amount equal to all prepaid items relating to the ownership or operation of the Assets or the System and for which Buyer will receive a benefit after the Closing, which prepaid items shall be prorated between Seller and Buyer as of the Closing Date on the basis of the period covered by the respective prepayment, and shall be deemed to include, without limitation, all such prepaid items attributable to: real and personal property taxes and assessments levied against the Assets; real and personal property rentals; pole rentals; and power and utility charges; and

        a decrease in the Purchase Price by an amount equal to the sum of:

          the amount of all subscriber prepayments, credit balances and deposits held by Seller as of the Closing Date with respect to the System;

          all accrued and unpaid expenses relating to the ownership or operation of the Assets and the System, including accrued and unpaid real and personal property taxes, franchise fees (which accrued and unpaid expenses shall be prorated between Seller and Buyer as of the Closing Date on the basis of the period to which the respective expense relates, and shall be deemed to include, without limitation, accrued and unpaid expenses of the kind itemized in Section 3.3(a)(iii)(A) above);

      (C) if the number of equivalent basic subscribers, of which none shall be more than two billing periods past due in payment for services, on the closing date is less than 10,659 then the purchase price shall be reduced by an amount equal to $650 multiplied by the difference between 10,659 and the number of equivalent basic subscribers.

      Seller shall deliver to Buyer, not less than seven (7) Business Days prior to the Closing Date, a certificate signed by Seller (the "Pre-Closing Certificate"), which shall specify Seller's good faith estimate of the adjustments to the Purchase Price required under this Section 3.3(a) above, calculated as of the Closing Date and prepared consistent with GAAP. The Pre-Closing Certificate shall be accompanied by reasonably detailed documentation supporting the calculations set forth therein. Buyer shall have the right to challenge the content of the Pre-Closing Certificate within four (4) Business Days following delivery if Buyer believes, in good faith, that it is in error. Buyer and Seller shall use good faith efforts to resolve any disputes with respect to the Pre-Closing Certificate prior to the Closing Date. Any disputed amounts not resolved prior to closing will be included as a Post Closing Adjustment to be resolved in accordance with the procedures documented in the following paragraph.

      Within 60 days after the Closing Date, Buyer shall deliver to Seller a certificate signed by Buyer (the "Post-Closing Certificate"), which shall set forth Buyer's final adjustments to the Purchase Price to be made pursuant to Section 3.3(a), together with such documentation as may be necessary to support Buyer's determination thereof; and, thereafter, Buyer shall provide Seller with such other documentation relating to the Post-Closing Certificate as Seller may reasonably request. If Seller wishes to dispute the final adjustments to the Purchase Price to be made pursuant to Section 3.3(a), as reflected in the Post-Closing Certificate, Seller shall, within thirty (30) days after its receipt of the Post-Closing Certificate, serve Buyer with a written description of the disputed items together with such documentation as Buyer may reasonably request. If Seller notifies Buyer of its acceptance of the amounts set forth in the Post-Closing Certificate, or if Seller fails to deliver its report of any proposed adjustments within the thirty (30)-day period specified in the preceding sentence, the amounts set forth in the Post-Closing Certificate shall be conclusive, final and binding on Buyer and Seller as of the last day of such thirty (30)-day period. If Buyer and Seller cannot resolve any dispute within thirty (30) days after Buyer's receipt of Seller's written objection, Buyer and Seller, shall, within the ten (10) days following expiration of such thirty (30)-day period, appoint an independent public accounting firm of national reputation as is agreed upon by the parties to resolve the dispute, provided such firm is not the auditor for either Buyer or Seller. The cost of retaining such firm shall be borne one-half by Buyer and one-half by Seller. Such firm shall report its determination in writing to Buyer and Seller, and such determination shall be conclusive and binding on Buyer and Seller and shall not be subject to further dispute or review.

      If, as a result of any resolution reached by Buyer and Seller, or any determination made by an accounting firm, in either case pursuant to Section 3.3(b), Buyer is finally determined to owe any amount to Seller, or Seller is finally determined to owe any amount to Buyer, the obligor shall pay such amount to the other party hereto within three (3) Business Days of such determination. Notwithstanding the foregoing, Buyer shall pay to Seller or Seller shall pay to Buyer, as the case may be, the amount due such other party with respect to any item that is not in dispute within three (3) Business Days of the date on which a dispute no longer exists, in immediately available funds to an account or accounts specified in writing by the obligee. Seller acknowledges and agrees that any amount determined to be payable to Buyer pursuant to Section 3.3(b) shall be paid by Seller and shall not be limited by nor disbursed from the Indemnity Fund.

      3.4 Instrument of Assignment and Assumption. At the Closing, Buyer and Seller will execute and deliver a Bill of Sale and Assignment and Assumption Agreement, in the form of Exhibit C (the "Bill of Sale and Assignment and Assumption Agreement")

      3.5 Deposit Escrow Agreement. Concurrent with the execution hereof Buyer and Seller shall execute and deliver the Deposit Escrow Agreement, and Buyer shall deposit the Deposit Amount with the Escrow Agent in accordance with the terms thereof.

      3.6 Purchase Price Allocation. Buyer and Seller will use good faith efforts to agree on the allocation of the Purchase Price payable to Seller among the .. As soon as practicable following the date hereof, Buyer shall deliver to Seller a proposed allocation. Buyer and Seller shall file the form required to be filed under Section 1060 of the IRC consistent with such agreed upon allocation.

      4. Representations and Warranties of Seller.

      Seller hereby represents and warrants to Buyer that the following statements are true and correct.

      4.1 Organization, Qualification and Power.

      Seller is a general partnership duly organized, validly existing and in good standing under the laws of the State of Georgia, with full power and authority to own, lease or license its properties and assets and to carry on the business in which it is engaged in the manner in which such business is now carried on.

      The General Partners of Seller are limited partnerships duly organized, validly existing and in good standing under the laws of the State of Georgia, with full power and authority to carry on the business in which it is engaged in the manner in which such business is now carried on. The General Partners are equal partners of Seller.

      Enstar is a corporation, duly incorporated, validly existing and in good standing under the laws of the State of Georgia, with full power and authority to carry on the business in which it is engaged in the manner in which such business is now carried on. Enstar is the sole general partner of each of the General Partners of Seller.

      4.2 Capacity; Due Authorization; Enforceability. Subject to obtaining the Partner Consents all requisite partnership action required to be taken by Seller for the execution, delivery and performance by Seller of this Agreement and all Related Agreements to which it is a party have been duly taken. Seller has the full legal capacity and legal right, power and authority to enter into this Agreement and the Related Agreements and to consummate the transactions contemplated hereby and thereby. The General Partners and Enstar have the full legal capacity and legal right, power and authority to execute this Agreement and any of the Related Agreements to which Seller is a party. Subject to obtaining the Partner Consents, this Agreement has been duly executed and delivered by Seller, and this Agreement and each of the Related Agreements to which Seller is a party, upon execution and delivery, will be a legal, valid and binding obligation of Seller, enforceable in accordance with its respective terms, except in each case to the extent that such enforcement may be subject to applicable bankruptcy, reorganization, insolvency, moratorium or similar laws of general application affecting the rights and remedies of creditors or secured parties, and that the availability of equitable remedies including specific performance and injunctive relief may be subject to equitable defenses and the discretion of the court before which any proceeding therefor may be brought.

      4.3 Absence of Conflicting Agreements.

      The execution and delivery of this Agreement and the Related Agreements to which Seller is a party and the consummation of the transactions contemplated hereby and thereby provided that all of the Required Consents and the Partner Consents are obtained will not (a) violate Seller's partnership agreement; or (b) except as would not result in material adverse effect, violate any Legal Requirement applicable to Seller, the Assets or the System which constitute a material adverse effect; (c) conflict with or result in any breach of or default under any contract, note, mortgage or agreement to which Seller is a party or by which Seller is bound.

      Except for the Required Consents listed in Schedule 4.3, and the Partner Consents, no approval, consent, authorization or act of or any declaration, filing, application, registration or other action with any Person or any foreign, federal, state or local court or Governmental Authority is necessary for the consummation of the transactions contemplated in this Agreement and the Related Agreements in accordance with the terms hereof and thereof.

      4.4 Financial Statements; Absence of Undisclosed Liabilities; Accounts Receivable. Seller has delivered to Buyer true and correct copies of the financial statements identified in Schedule 4.4 (collectively, the "Financial Statements"). The Financial Statements are in accordance with the books and records of Seller and have been prepared in accordance with GAAP.

      4.5 Absence of Certain Changes. Since November 12, 1999, Seller has operated the System in the ordinary course of business and has not:

      made any sale, assignment, lease or other transfer of assets used or usable in connection with the System other than in the ordinary course of business (unless such assets were unnecessary or obsolete);

      made or promised any material increase in the salary or other compensation payable or to become payable to any Employee of Seller other than in the ordinary course of business including year end bonus and annual increase or as contemplated under any employment arrangement currently in effect; or

      experienced any occurrence or been involved in any transaction which, individually or in the aggregate, could reasonably be expected to have a Material Adverse Effect.

      4.6 Real Property; Leases.

      Schedule 4.6(a) contains a list of the parcels of Real Property owned by Seller and used in the operation of the system which site shall be included in the Assets.

      Schedule 4.6(b) contains a list of the leases under which Seller is lessee of any Real Property owned by any third party ("Real Property Leases"). Leases listed in Schedule 4.6(b) have been disclosed to Buyer.

      (c) Schedule 4.6(c) contains a list of Real Property other than owned Real Property or Real Property Leases including, easements, licenses, rights to access, rights-of-way and other real property interests that are used, owned or held by Seller in the business or operations of the System.

      4.7 Personal Property.

      Seller owns and has good title to all of the tangible personal properties and intangible properties included within the Assets.

      Schedule 4.7(b) contains a list, as of the date hereof, of each lease or other agreement or right, under which Seller is lessee of, or holds or operates, any machinery, equipment, vehicle or other tangible personal property owned by a third party ("Personal Property Leases") other than such Personal Property Lease involving, individually, payments less than $10,000 or that is terminable on thirty (30) days notice or less. ~~other than any such Personal Property Lease involving, individually, payments of $25,000 or less or that is terminable on sixty (60) days' notice or less.~~

      4.8 Governmental Authorizations. Identifi ed in Schedule 4.8 are all of the Governmental Authorizations held by Seller and issued in connection with the System or the operation thereof or held by Seller or issued by any Governmental Authority with respect to the System authorizing Seller to install, construct, own or operate a cable television system within the jurisdiction of the issuing body or authority thereof. Copies of all the Governmental Authorizations listed in Schedule 4.8 have been delivered to Buyer. Except as set forth in Schedule 4.8, to Seller's Knowledge, a written request for renewal has been timely filed pursuant to Section 626(a) of the Cable Act with the proper Governmental Authority with respect to any Franchise expiring within thirty (30) months after the date of this representation. Schedule 4.8 also sets forth Franchise Areas in which Seller operates without a written Franchise or Governmental Authorization.

      4.9 Agreements.

      Except as set forth in Schedule 4.9, as of the date as of this Agreement, with respect to the Assets or operation of the System, Seller is not a party to or bound by:

        any contract for the purchase, sale or lease of real property or any option to purchase or sell real property;

        any installment sale agreement or liability for the deferred purchase price of property with respect to any of the Assets involving payments exceeding $25,000 individually;

        any multiple dwelling unit agreement (covering fifty (50) or more units), written agreement with subscribers for cable television service or written hotel and motel agreement, except for such agreements as have been entered into in the ordinary course of business; or

        any other contract, agreement, commitment, understanding or instrument, that is material to the System or the Assets, other than those instruments referred to in Sections 4.6(b), 4.7(b) and 4.10 and other than agreements and instruments involving payments, individually, of $15,000 or less or that is terminable on thirty (30) days notice or (collectively, with such other agreements described in clauses (a)(i) through (iii), and the Pole Attachment Agreements and other agreements and instruments referred to in Sections 4.6(b), 4.7(b) and 4.10, as well as such Agreements as are not required to be listed in any Schedule hereto, the "Agreements"). To Seller's Knowledge Seller has delivered to Buyer copies of all written Agreements that are identified in Schedule 4.9.

      4.10 Pole Attachment Agreements; Related Agreements. Schedule 4.10 contains a list, as of the date hereof, of all contracts, agreements and understandings (other than the Governmental Authorizations listed in Schedule 4.8 and the Agreements described in Section 4.9) with respect to the Assets or System to which Seller is a party or by which it is bound relating to: (i) the use of any public utility facilities including, without limitation, all pole line, joint pole or master contracts for pole attachment rights and the use of conduits (herein called Pole Attachment Agreements"), (ii) the use of any microwave or satellite transmission facilities or (iii) the sale of cablecast time to third parties for advertising or other purposes. Except as set forth in Schedule 4.10A, to Seller's Knowledge, Seller has delivered to Buyer copies of all Pole Attachment Agreements and other agreements and instruments referred to in Schedule 4.10.

      4.11 Retransmission Consent and Must-Carry; Rate Regulation; Copyright Compliance.

      Set forth in Schedule 4.11 is a list of the stations within the System that have elected "must-carry" or retransmission consent status pursuant to the Cable Act. To Seller's Knowledge, each station carried by the System is carried pursuant to a retransmission consent agreement, "must-carry" election or other programming agreement.

      Seller has filed with the Copyright Office all required statements of account with respect to the System that were required to have been filed in accordance with the applicable statute of limitations since the System has been under its current management beginning on November 12, 1999in accordance with the Copyright Act of 1976 and regulations promulgated pursuant thereto (collectively referred to herein as the "Copyright Act"), and Seller has paid all royalty fees payable with respect to the System since the System has been under its current management beginning on November 12, 1999. Seller has delivered to Buyer copies of all Statements of Account referred to in this Section 4.11(b).

      Seller has not, since the System has been under its current management beginning on November 12, 1999, received any written notice that, and Seller has no Knowledge that it or the System: (i) is not or has not been in compliance in all material respects with the Communications Act and all applicable rules of the FCC, except for such non-compliance which would not be reasonably expected to have a Material Adverse Effect; or (ii) has not made all material filings required to be made by it with the FCC in connection with the System or provided all material notices to customers of the System required under the Communications Act and the FCC's rules and regulations, other than such filings and notices, the failure of which to be made or provided would not be reasonably expected to have a Material Adverse Effect. Schedule 4.11 sets forth the cable television service rates charged in the System. Seller has not, since the System has been under its current management beginning on November 12, 1999, received any notice that any of such rates are not permitted rates under the rules and regulations of the FCC. Schedule 4.11 also sets forth a list, as of the date hereof, of all pending rate complaints on file at the FCC with respect to the System.

      4.12 Litigation. Except as set forth in Schedule 4.12, there is no claim, legal action, arbitration or other legal, governmental, administrative or tax proceeding or any order, complaint, decree or judgment pending, or to Seller's Knowledge threatened or relating to the System other than (i) FCC and other proceedings generally affecting the cable television industry and not specific to Seller; and (ii) routine collection actions with respect to the payment by subscribers for services rendered by Seller and other proceedings and actions arising in the ordinary course of business that are covered by Seller's insurance policies.

      4.13 Compliance with Laws. Except as may be disclosed pursuant to Section 4.8, Section 4.12 or Section 4.16, Seller has not, since the System has been under its current management beginning on November 12, 1999, received any notice of any claim by any Governmental Authority, that the System has not been or is not in non-compliance with any Legal Requirement applicable to the System or the Assets.

      4.14 Employee Benefit Plans

      All Employee Plans and Compensation Arrangements providing benefits to Employees or Employees of the System whose employment terminated since November 12, 1999 ("System Plans") are listed in Schedule 4.14(a). Except as disclosed in Schedule 4.14(a), there is no new Employee Plan or Compensation Arrangement or any amendment to an existing Employee Plan or Compensation Arrangement that will affect the benefits of Employees or former Employees of the System and that is to become effective after the date of this Agreement.

      Each Employee Plan and Compensation Arrangement has been established, maintained, operated and administered in accordance with its own terms and, where applicable, ERISA, the IRC, and any other applicable Legal Requirement.

      To Seller's Knowledge no lien has arisen under Section 412 of the IRC or Section 302 of ERISA in favor of any System Plan.

      4.15 Labor Relations; Employees.

      Seller is a party to a collective bargaining agreement regarding certain Employees of the System. This collective bargaining agreement has been disclosed and a copy of such agreement has been provided to Buyer.

      There currently is no (i) unfair labor practice charge or complaint against Seller involving any Employee of the System pending before the National Labor Relations Board, any state labor relations board or any court or tribunal, (ii) grievance or other claim involving any Employee of the System pending before any Governmental Authority against Seller, or (iii) arbitration proceeding arising out of or under any collective bargaining agreement pending before any Governmental Authority against Seller involving any Employee of the System;

      Except with respect to ongoing disputes of a routine nature or involving immaterial amounts, Seller has paid in full to all of its Employees providing services to the System all wages, salaries, commissions, bonuses, benefits and other compensation due and payable to such Employees.

      4.16 Environmental Matters. Except as set forth in Schedule 4.16, and except for any such noncompliance of an insubstantial nature that has been remedied as required by applicable Environmental Laws: (a) Seller's operations with respect to the System have complied and comply in all material respects with all applicable Environmental Laws; (b) Seller has not used the Real Property for the manufacture, transportation, treatment, storage or disposal of Hazardous Substances except for gasoline and diesel fuel and such use of Hazardous Substances (in cleaning fluids, solvents and other similar substances) customary in the construction, maintenance and operation of a cable television system and in amounts or under circumstances that would not reasonably be expected to give rise to material liability for Remedial Action, and Except as set forth in Schedule 4.16, to Seller's Knowledge, no underground storage tank is located under any of the Real Property, and to Seller's Knowledge, none of the Real Property has been used as a gasoline service station or any other facility for storing, pumping, dispensing or producing gasoline or any other petroleum products or wastes. Seller has delivered to Buyer any existing assessments, studies, reports and surveys relating to the environmental condition of the Real Property, including but not limited to the presence or alleged presence of Hazardous Substances at or on the Real Property, that are in the possession or under the control of Seller.

      4.17 Bonds; Letters of Credit. Schedule 4.17 sets forth a list of all franchise, construction, fidelity, performance and other bonds, guaranties in lieu of bonds and letters of credit posted by Seller in connection with its operation of the System.

      4.18 Information on the System and Subscribers.

      Schedule 4.18 sets forth a materially accurate statement to Seller's Knowledge, as of the date(s) set forth in said Schedule, of the following information with respect to the System: (i) the total number of Subscribers served; (ii) the bandwidth capacity specified in MHz; (iii) the channel line-up and rate card and (iv) the plant miles.

      4.19 Broker; Brokers' Fees. Except for Daniels & Associates, Inc., which has been retained by and whose fee shall be paid by Seller, neither Seller nor any Person acting on its behalf has dealt with any broker or finder in connection with the transactions contemplated by this Agreement or incurred any liability for any finders' or brokers' fees or commissions in connection with the transactions contemplated by this Agreement. Seller agrees to indemnify and hold harmless Buyer against any fee, commission, loss or expense arising out of any claim by any other broker or finder employed or alleged to have been employed by Seller.

      5. Representations and Warranties of Buyer.

      Buyer represents and warrants to Seller that the following statements are true and correct:

      5.1 Organization, Qualification and Power. Buyer is a corporation, duly organized, validly existing and in good standing in the State of Kentucky, with all requisite power and authority to operate the System as it is now being operated and to execute and deliver this Agreement and carry out the transactions contemplated hereby. On the Closing Date, Buyer will be qualified to do business in all jurisdictions where the ownership and operation of the Assets and System requires such qualification.

      5.2 Capacity; Due Authorization; Enforceability. All requisite corporate action required to be taken by Buyer for the execution, delivery and performance by Buyer of this Agreement and all Related Agreements to which Buyer is a party have been duly performed.Buyer has the full legal capacity and legal right, power and authority to enter into this Agreement and the Related Agreements and to consummate the transactions contemplated hereby and thereby. This Agreement has been duly executed and delivered by Buyer and is, and this Agreement and each of the Related Agreements to which Buyer is a party, upon execution and delivery, will be, a legal, valid and binding obligation of Buyer, enforceable in accordance with its respective terms, except in each case to the extent that such enforcement may be subject to applicable bankruptcy, reorganization, insolvency, moratorium or similar laws of general application affecting the rights and remedies of creditors or secured parties, and that the availability of equitable remedies including specific performance and injunctive relief may be subject to equitable defenses and the discretion of the court before which any proceeding therefor may be brought.

      5.3 Absence of Conflicting Agreements. The execution and delivery of this Agreement and the Related Agreements to which Buyer is a party and the consummation of the transactions contemplated hereby and thereby (provided all of the Required Consents are obtained will not (a) violate Buyer's certificate of incorporation or bylaws; (b) violate any Legal Requirement applicable to Buyer, the Assets on the System, or (c) conflict with or result in a breach of or default under any contract, note, mortgage or agreement to which Buyer is a party or by which Buyer is bound.

      5.4 Litigation. There is no claim, legal action, arbitration or other legal, governmental, administrative or tax proceeding, or any order, complaint, decree or judgment pending, or, to Buyer's knowledge, threatened, that would prevent, limit, delay or otherwise interfere with Buyer's or Seller's ability to consummate the transactions contemplated by this Agreement in accordance with the terms hereof.

      5.5 Financial Capability. Buyer has the financial capability, including to obtain financing, necessary to consummate the transactions contemplated in this Agreement, in accordance with the terms hereof, including payment of the Purchase Price.

      5.6 Brokers Neither Buyer nor any Person acting on its behalf has dealt with any broker or finder in connection with the transactions contemplated by this Agreement or incurred any liability for any finders' or brokers' fees or commissions in connection with the transactions contemplated by this Agreement.

      6. Covenants of Seller and Buyer.

      6.1 Continuity and Maintenance of Operations. From the date of this Agreement until the Closing Seller (i) will operate its business in the ordinary course, carry on its business as currently conducted; (ii) will not purchase sell or dispose of any material assets nor incur any material liabilities; (iii) will not increase the compensation of any employee other than in the ordinary course (except as may be required by a collective bargaining agreement) (iv) will not offer promotional sales of video services without the consent of Buyer which shall not be unreasonably withheld (v) will not enter into any material agreement with any Franchise Authority without the consent of Buyer, which shall not be unreasonably withheld; and (vi) will maintain compliance with all state and federal requirements and filings. Risk of loss due to acts of God or other casualty between the date of this Agreement until the Closing shall be borne by Seller.

      (a) Prior to closing, Seller will enter into a transition plan agreement with Buyer for up to 60 days after Closing with appropriate consideration to be mutually agreed upon in which Seller will provide services to Buyer including billing, subscriber management, programming, and other related services.

      6.2 Access to Seller; Confidentiality.

        Upon reasonable advance notice, Seller shall afford to Buyer or authorized representatives of Buyer reasonable access during normal business hours to the System offices and properties and the operation thereof.

        Until Closing Buyer (i) shall use reasonable efforts to, and to cause its representatives and the employees, representatives and agents of Buyer's equity and financing sources to hold in strict confidence all information furnished to any of them by Seller in connection with the transactions contemplated by this Agreement that is not otherwise available to the public (the "Confidential Information"), and (ii) shall not, without the prior written consent of Seller, release or disclose any Confidential Information to any other person, except (A) to the extent required by applicable law, (B) as necessary in connection with filings, approvals and rulings to be obtained from any governmental agency, including, but not limited to, the Federal Trade Commission ("FTC"), the Antitrust Division of the Department of Justice ("DOJ"), the SEC and the Internal Revenue Service (it being understood that any such filing may include the filing of a copy of this Agreement), (C) to Buyer's equity and financing sources and its representatives who are informed by Buyer of the confidential nature of the Confidential Information, (D) as necessary to obtain consents to the transfer of any Franchise or otherwise necessary for the consummation of the transactions contemplated by this Agreement, and (E) as otherwise permitted by the remainder of this Section. In the event Buyer or any person to whom Buyer transmits Confidential Information pursuant to this Agreement becomes legally compelled to disclose any of the Confidential Information, Buyer shall provide Seller with prompt notice so that Seller may seek a protective order or other appropriate remedy or waive compliance with the provisions of this Section, or both. In the event that such protective order or other remedy is not obtained, or that Seller waives compliance with the provisions of this Section, Buyer shall furnish only that portion of the Confidential Information which is legally required.

        6.3 Notification. Each party shall promptly notify the other of any action, suit, proceeding or investigation that is instituted or threatened against such party to restrain, prohibit or otherwise challenge the legality or propriety of any transaction contemplated by this Agreement.

        6.4 No Public Announcement. Prior to the Closing Date, neither party shall, without the approval of the other, make any press release or other public announcement concerning the transactions contemplated by this Agreement, except as and to the extent that the Board of Directors of a party determines that such action is advisable or required by law, in which case the other party shall be advised and the parties shall use their reasonable efforts to cause a mutually agreeable release or announcement to be issued.

        6.5 Regulatory Filings. Buyer and Seller acknowledge that this transaction is below the filing threshold of the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and that no such filing is required.

        6.6 Employees; Employee Benefits.

        Subject to the following sentence, effective as of and contingent upon the Closing, Buyer shall make offers of employment to such Employees who render services to the System as Buyer shall determine, in its sole and absolute discretion (each Employee who accepts Buyer's offer of employment and who becomes an employee of Buyer effective as of the Closing hereinafter called a "Transferred Employee"). Not less than thirty (30) days prior to the Closing, Buyer shall notify Seller in writing of the Employees to whom Buyer intends to offer employment, and Buyer shall make offers of employment to such Employees in accordance with the preceding sentence. Seller shall retain liability for all obligations and liabilities owed to its Employees that relate to periods prior to the Closing Date.

        6.7 Required Consents.

        Following the execution hereof, until the Closing Date, Seller shall use commercially reasonable efforts, and Buyer shall cooperate in good faith with Seller, to obtain all Required Consents, including Required Consents under the Franchises, Licenses and Agreements. Seller and Buyer shall prepare and file, or cause to be prepared and filed, within fifteen (15) days after the date hereof (subject to extension for a period of up to an additional ten (10) days, if reasonably necessary for a party to complete its application), all applications (including FCC Forms 394 or other appropriate forms, to the extent Seller determines they are necessary or appropriate) required to be filed with the FCC and any other Governmental Authority that are necessary for the assignment to Buyer, in connection with the consummation of the transactions contemplated by this Agreement, of the Governmental Authorizations. The parties shall also make appropriate requests, as soon as practicable after the date hereof, for any Required Consent required under any Agreement. Following the execution hereof, until the Closing Date, Seller shall timely send all required renewal letters with respect to the franchises pursuant to Section 626(a) of the Cable Act with the proper Governmental Authority. Notwithstanding subsection (b)(i) hereof, and subject to subsection (b)(ii) hereof, nothing in this Section shall require the expenditure or payment of any funds (other than in respect of normal and usual attorneys' fees, filing fees or other normal costs of doing business) or the giving of any other consideration by Buyer or Seller, provided that Seller shall be liable for all obligations or liabilities under each Governmental Authorization or Agreement during the period prior to the Closing Date.

        Buyer agrees that if in connection with the process of obtaining any Required Consent, a Governmental Authority or other Person purports to require any condition or any change to a Franchise, License or Agreement to which such Required Consent relates that would be applicable to either Buyer or Seller as a requirement for granting such Required Consent, which condition or change involves a monetary payment or commitment to such Governmental Authority or other Person, either Buyer or Seller may elect, in its sole discretion, to satisfy such monetary payment or commitment, in which case, Buyer and Seller will accept any condition or change in the License or Agreement to which such Required Consent relates to the extent provided herein.

          Subject to the terms of subsection (i) above, Seller shall not agree, without Buyer's prior written consent, which consent Buyer shall grant or withhold in its reasonably exercised discretion, to any adverse change (other than immaterial, non-monetary changes which shall not require Buyer to spend more than $5,000 over the term of the relevant Governmental Authorization or Agreement, or as approved by Buyer) to the terms of any Governmental Authorization or Agreement as a condition to obtaining any Required Consent to the assignment of such Governmental Authorization or Agreement to Buyer. If in connection with the obtaining of any Required Consent, a Governmental Authority or other third party seeks to impose any condition or adverse change to any Governmental Authorization or Agreement to which such Required Consent relates that would be applicable to Buyer as a requirement for granting such Required Consent, Seller shall promptly notify Buyer of such fact and Seller shall not agree to such condition or adverse change unless Buyer shall, in its reasonably exercised discretion, consent to such condition or change in writing.

        Buyer shall promptly furnish to any Governmental Authority or other Person from which a Required Consent is requested such accurate and complete information regarding Buyer, including financial information relating to the cable and other media operations of Buyer, as a Governmental Authority or other Person may reasonably require in connection with obtaining any Required Consent.

        6.8 Use of Transferor's Name. For a period of 180 days after the Closing Date, Buyer may continue (but only to the extent reasonably necessary) to operate the System using the name "Enstar" and all derivations and abbreviations of such name and related trade names and marks in use in the System on the Closing Date, such use to be in a manner consistent with the way in which Seller has used the marks. Within 180 days after the Closing Date, Buyer will discontinue using and will dispose of all items of stationery, business cards and literature bearing such name or marks. Notwithstanding the foregoing, Buyer will not be required to remove or discontinue using any such name or mark that is affixed to converters or other items in or to be used in customer homes or properties, or as are used in similar fashion making such removal or discontinuation impracticable for Buyer.

        6.9 Delivery of Subscriber Information. Between the date of this Agreement and the Closing Date, promptly after the preparation thereof, Seller shall deliver to Buyer true, correct and complete copies of (i) quarterly financial information, including a balance sheet and a statement of income and expenses (ii) quarterly statements of capital expenditures with respect to the System and (iii) subscriber counts for the System prepared by Seller for its internal use.

        6.10 Tax Matters. All transfer, documentary, sales, use, stamp, registration and other Taxes and fees (including any penalties and interest), excluding income taxes, incurred in connection with the transactions consummated pursuant to this Agreement with respect to the Assets conveyed by Seller shall be shared equally by Buyer and Seller. Buyer and Seller will cooperate in all reasonable respects to prepare and file all necessary federal, state and local tax returns, tax information returns, reports and estimates and other documentation with respect to all such transfer, documentary, sales, use, stamp, registration and other Taxes and fees.

        6.11 Further Assurances; Satisfaction of Covenants. Seller and Buyer each shall execute such documents and other papers and take or cause to be taken such further action as may be reasonably required to carry out the provisions hereof and to consummate and make effective the transactions contemplated hereby. Seller and Buyer shall each use commercially reasonable efforts to satisfy each of its covenants and obligations under this Agreement and to satisfy each condition to Closing it is required to satisfy hereunder.

        6.12 Limited Partner Consents. As soon as reasonably practicable following the execution hereof, the General Partners shall file with the SEC proposed proxy materials relating to the General Partners solicitation of the Limited Partner Consents. The General Partners shall use reasonable efforts (i) to have such proxymaterials cleared by the SEC (if applicable) so as to enable it to disseminate definitive proxy materials to its respective Limited Partners, (ii) to disseminate such materials, upon receipt of SEC clearance, to its respective Limited Partners and (iii) thereafter to obtain the Limited Partner Consents. Seller shall give Buyer prompt notice when the Limited Partner Consents have been obtained and when any material development hasoccurred that causes substantial doubt as to whether the Limited Partner Consents will be obtained.

        6.13 Noncompetition Agreement. Seller, including all its partners, agrees that prior to the third anniversary of the Closing Date it will not, without the written consent of Buyer, engage in activities that would constitute competition with Buyer with respect to Seller's activities in any of the communities included in this Agreement.

        7. Conditions Precedent To Buyer's Obligations.

        The obligations of Buyer to purchase and accept assignment, transfer and delivery of the Assets to be sold, assigned, transferred and delivered to Buyer hereby are subject to the satisfaction or waiver, at or prior to the Closing Date (as provided herein), of the following conditions:

        7.1 Representations and Warranties of Seller. As to the representations and warranties of Seller set forth in Section 4, (1) each of those representations and warranties set forth in Section 4 which is expressly stated to be made solely as of the date of this Agreement or another specified date shall be true and correct in all respects as of such date, and (2) each of the other representations and warranties of Seller set forth in Section 4 shall be true and correct in all respects at and as of the time of the Closing as though made at and as of that time, provided, that for purposes of each of clauses (1) and (2) above, the representations and warranties shall be deemed true and correct in all respects to the extent that the aggregate effect of the inaccuracies in suchrepresentations and warranties as of the applicable times does not constitute a Material Adverse Effect.

        Covenants. Seller shall have performed and complied in all material respects with all covenants and agreements required by this Agreement to be performed or complied with by it prior to or at the Closing.

        Consents. The Material Consents shall have been obtained Seller shall have obtained Required Consents to transfer to Buyer Franchises covering a minimum of 85% of the basic subscribers.

        7.4 Judgment. There shall not be in effect on the date on which the Closing is to occur any judgment, decree, order or other prohibition having the force of law that would prevent or make unlawful the Closing; provided, that the Buyer shall have used commercially reasonable efforts to prevent the entry of any such judgment, decree, order or other legal prohibition and to appeal as expeditiously as possible any such judgment, decree, order or other legal prohibition that may be entered.

        7.5 Delivery of Certificates and Documents. Seller shall have furnished to Buyer the following:

          a certificate of the Secretary or Assistant Secretary of Enstar as to (i) the general partnership agreement of Seller; (ii) all actions taken by and on behalf of Seller and the General Partners to authorize the execution, delivery and performance of this Agreement and the Related Agreements and (iii) the incumbency of officers signing this Agreement and any Related Agreement on behalf of Seller;

          a certificate of an executive officer of Enstar, certifying on behalf of Seller that the conditions set forth in Sections 7.1 and 7.2 have been met;

          the Bill of Sale and Assignment and Assumption Agreement, duly executed by Seller;

          the Indemnity Escrow Agreement, duly executed by Seller;

          a deed, in form and substance reasonably satisfactory to Seller and Buyer, conveying title to each parcel of Real Property owned by Seller to Buyer;

          copies of all Material Consents obtained on or prior to Closing; and

          all other documents as are reasonably necessary to transfer title to the Assets to Buyer.

          an opinion of counsel for the Seller in the form set forth in Exhibit F, attached hereto

          (g) an opinion of FCC counsel for the Seller in the form set forth in Exhibit G, attached hereto

          7.6 Partner Consents. The Partner Consents shall have been obtained.

          7.7 Material Adverse Changes. There shall have been no material adverse changes in the business, financial condition or prospects of the Assets or the System since the date of this Agreement.

          8. Conditions Precedent to Seller's Obligations.

          Seller's obligation to sell, assign, transfer and deliver the Assets to Buyer hereunder are subject to the satisfaction or waiver at or prior to the Closing Date (as provided herein) of the following conditions:

          8.1 Representations and Warranties of Buyer. As to the representations and warranties of Buyer set forth in Section 5, (1) each of those representations and warranties set forth in Section 5 which is expressly stated to be made solely as of the date of this Agreement or another specified date shall be true and correct in all respects as of such date, without regard to the materiality or Material Adverse Effect qualifiers set forth therein, and (2) each of the other representations and warranties of Buyer set forth in Section 5 shall be true and correct in all respects at and as of the time of the Closing as though made at and as of that time, without regard to the materiality or Material Adverse Effect qualifiers set forth therein; provided that for purposes of each of clauses (1) and (2) above, the representations and warranties shall be deemed true and correct in all respects to the extent that the aggregate effect of the inaccuracies in such representations and warranties as of the applicable times does not constitute a Material Adverse Effect.

          8.2 Covenants. Buyer shall have performed and complied in all material respects with all covenants and agreements required by this Agreement to be performed or complied with by it prior to or at the Closing.

          8.3 Material Consents. The Material Consents issued by Governmental Authorities shall have been obtained ..

          8.4 Judgment. There shall not be in effect on the date on which the Closing is to occur any judgment, decree, order or other prohibition having the force of law that wouldprevent or make unlawful the Closing; provided that Seller shall have used commercially reasonable efforts to prevent the entry of any such judgment, decree, order or other legal prohibition and to appeal as expeditiously as possible any such judgment, decree, order or other legal prohibition that may be entered.

          8.5 Partner Consents. The Partner Consents shall have been obtained.

          8.6 Delivery of Certificates and Documents. Buyer shall have furnished to Seller the following:

              a certificate of Secretary or Assistant Secretary of Buyer as to (i) the certificate of incorporation and bylaws of Buyer, (ii) resolutions of Buyer authorizing the execution, delivery and performance of this Agreement and the Related Agreements; and (iii) the incumbency of officers signing this Agreement and the Related Agreements on behalf of Buyer;

              a certificate of legal existence and good standing of Buyer from the Secretary of State of Buyer's state of organization;

              a certificate of an executive officer Buyer certifying that the conditions set forth in Sections 8.1 and 8.2 have been met;

              the Bill of Sale and Assignment and Assumption Agreement, duly executed by Buyer; and

          (e) the Indemnity Escrow Agree ment, duly executed by Buyer.

          (f) an opinion of counsel for the Buyer in the form set forth in Exhibit E, attached hereto.

          8.7 Payment for Assets. Buyer shall have delivered the Purchase Price as provided in Section 3.2.

          Survival of Representations and Warranties; Indemnification.

          9.1 Survival of Representations and Warranties. The representations and warranties of the parties provided for in this Agreement shall survive the Closing for a period of six (6) months, except representations and warranties relating to environmental matters and title to Real Property, and to Taxes, title to Assets other than Real Property and authority, which representations and warranties shall survive the Closing for the duration of the applicable statute of limitations (the "Indemnity Period"). No claim for indemnification for breach of a representation or warranty may be asserted after the expiration of the applicable Indemnity Period; provided, that the written assertion of any claim by a party against the other hereunder with respect to the breach or alleged breach of any representation, warranty (or of a series of facts which would support such breach) shall extend the Indemnity Period with respect to such claim through the date such claim is conclusively resolved.

          9.2 Indemnification.

            Subject to the provisions of Sections 9.1 and 9.5, Buyer agrees to indemnify and hold harmless Seller, after the Closing, from and against any and all Claims (as defined herein) to the extent such Claims are based upon, arise out of or are related to (i) a breach of any representation or warranty, or any failure to perform or comply with any of the covenants, conditions or agreements of Buyer set forth in this Agreement or in any Related Agreement, or (ii) the assertion of any Claim or legal action against Seller by any Person or Governmental Authority based upon, arising out of or relating to the ownership or operation of the Assets occurring, arising or accruing after the Closing Date.

            Subject to the provisions of Sections 9.1 and 9.5, Seller agrees to indemnify and hold harmless Buyer, after the Closing, from and against any and all claims to the extent such claims are based upon, arise out of or relate to (i) a breach of any representation or warranty, or any failure to perform or comply with any of the covenants, conditions or agreements of Seller set forth in this Agreement or in any Related Agreement or (ii) any liability of Seller arising or accruing on or prior to, or existing on, the Closing Date, except any such liability assumed by Buyer pursuant to Section 2.2; or (iii) any obligation or liability of Seller not assumed by Buyer pursuant to the terms of this Agreement.

            9.3 Assertion of Claims.

            If Buyer or Seller believes that it has a claim for indemnification, it shall notify the other promptly in writing describing such claim with reasonable particularity and containing a reference to the provisions of this Agreement under which such claim has arisen.

            As used in this Section 9 the word "Claim" shall mean any and all liabilities, obligations, losses, damages, deficiencies, demands, claims, fines, penalties, interest, assessments, judgments, actions, proceedings and suits of whatever kind and nature and all costs and expenses relating thereto (including, without limitation, reasonable attorneys' fees incurred in connection with the investigation or defense thereof or in asserting rights hereunder).

            Neither this Section 9 nor any other provision of this Agreement is intended to confer any third party beneficiary rights, including but not limited to any extension of any statute of limitations pertaining to suits, actions or proceedings brought by third parties.

            9.4 Notice of and Right to Defend Third Party Claims. Promptly upon receipt of notice of any Claim or the commencement of any suit, action or proceeding by a third party in respect of which indemnification may be sought on account of an indemnity agreement contained in Section 9.2, the party seeking indemnification (the "Indemnitee") shall give notice in writing to the party from whom indemnification is sought (the "Indemnitor"). The omission by such Indemnitee to so notify promptly such Indemnitor of any such Claim or action shall not relieve such Indemnitor from any liability which it may have to such Indemnitee in connection therewith. In case any Claim shall be asserted or any suit, action or proceeding commenced against an Indemnitee, the Indemnitor will be entitled to participate therein, and, to the extent that it may wish, subject to Indemnitor's written confirmation of its indemnity obligations hereunder with respect to such Claim, to assume the defense or conduct the settlement thereof. Anything herein to the contrary notwithstanding, Indemnitor shall not be entitled to settle any such suit, action or proceeding without Indemnitee's consent, which consent shall be not unreasonably withheld. After notice from the Indemnitor to the Indemnitee of its election so toassume the defense, conduct or settlement thereof (along with its written confirmation of its indemnity obligations), the Indemnitor will not be liable to the Indemnitee for any legal or other expenses subsequently incurred by the Indemnitee in connection with the defense, conduct or settlement thereof following such notice. The Indemnitee will reasonably cooperate with the Indemnitor in connection with any such claim assumed by the Indemnitor to make available to the Indemnitor all Persons and all pertinent information under the Indemnitee's control.

            9. 5 Limitations of Liability.

            For purposes of this Agreement, Claims for indemnification for breach of any representation, warranty, covenant or agreement shall not take into account, give effect to or be qualified by any considerations of materiality or knowledge which may be expressed in such representation or warranty.

            The amount of any Claim indemnifiable by an Indemnitor pursuant to Section 9.2 shall be reduced by the amount of any insurance proceeds and the amount of any tax benefit resulting from the subject matter of such claim received by the Indemnitee in respect of such claim.

            Seller shall not be required to indemnify Buyer under Section 9.2(b) with respect to Claims arising from breaches of Seller's representations or warranties hereunder, and Buyer shall not be required to indemnify Seller under Section 9.2(a) with respect to Claims arising from Buyer's representations or warranties hereunder, until the aggregate amount of all such Claims against Seller or Buyer, as the case may be, exceeds the aggregate amount of $150,000 in which case the indemnifying party shall be liable for the total amount of all of such Claims starting from the first dollar. Notwithstanding the foregoing, Buyer shall be indemnified by Seller, without limitation by the $150,000 threshold set forth in the preceding sentence, with respect to matters that are or should have been disclosed by Seller pursuant to Section 4.8 that remain uncured as of Closing.

            Seller's aggregate liability to Buyer for Claims arising from breaches of Seller's representations and warranties hereunder shall be limited to losses or damages not exceeding the amount of $750,000, except that such limit shall not apply to Claims arising out of representations and warranties relating to title to Assets other than Real Property, Taxes and authority. Buyer's liability to Seller for Claims arising out of breaches of its representations and warranties hereunder shall be limited to losses or damages not exceeding the aggregate amount of $750,000.

            9.6 Indemnity Escrow Agreement. At the Closing, Buyer, Seller and the Escrow Agent shall execute the Indemnity Escrow Agreement, in accordance with which Buyer will deposit the Indemnity Fund with the Escrow Agent on the Closing Date in order to provide a fund for the payment of any indemnification to which any Buyer Indemnitee is entitled under this Section. However, Buyer's rights with respect to the Indemnity shall not be limited to the Indemnity Fund.

            10. Termination.

            10.1 Termination. This Agreement may be terminated prior to the Closing only in accordance with the following:

              At any time by mutual consent of Seller and Buyer;

              By either Seller or Buyer if the Closing hereunder has not taken place on or before the Outside Closing Date other than by reason of a breach or default of any of the covenants or agreements contained in this Agreement by the party seeking to terminate; provided, that, the parties may mutually agree to extend such date if as of such date the conditions to Closing set forth have not been satisfied;

              By either Seller or Buyer, at any time, if the other party is in material breach or material default of its covenants and agreements under this Agreement and the party in breach or default does not cure such breach or default within thirty (30) days after written notice thereof is delivered to the non-terminating party, provided that the terminating party is not also in material breach or material default hereunder;

              By either Seller or Buyer, if the representations and warranties of the other party (without regard to the materiality or Material Adverse Effect qualifiers set forth therein) are not true and correct in all respects (or, with respect to representations and warranties made as of a specific date, are not true and correct in all respects as of such date), and such failure is not cured by the Outside Closing Date, provided that all of the representations and warranties of the terminating party are true and correct in all respects; provided, that for purposes of this Section 10.1(d), the representations and warranties of a party shall be deemed true and correct in all respects to the extent that the aggregate effect of the inaccuracies in such representations and warranties as of the applicable times does not constitute a Material Adverse Effect;

              By Seller in the event that any of the following shall occur: (ii)  as of any date, the Limited Partners holding fifty percent (50%) or more of the Interests of either General Partners shall have affirmatively disapproved the transactions contemplated by this Agreement; or (iii) as of the termination of the Voting Period applicable to the General Partners, the Limited Partner Consents with respect to the General Partners shall not have been obtained; provided, however, that for purposes of clauses (i) and (ii) the percentage of Interests disapproving the transactions contemplated by this Agreement shall not include any disapprovals or approvals (as the case may be) that shall have been rescinded, revoked or otherwise withdrawn as of the date of such termination.

            10.2 Reimbursement of Expenses. In the event that (i) this Agreement is terminated by Seller pursuant to Section 10.1(e), and (ii) Buyer shall have performed and complied in all material respects with all covenants and agreements required to be performed or complied with by it under this Agreement during the period prior to the first to occur of (x) the date on which the Limited Partners of each of the General Partners shall have disapproved the transactions contemplated by this Agreement, or (y) the first-occurring date of termination of the Voting Period applicable to each of the General Partners during which the Limited Partner Consents with respect to such General Partner shall not have been obtained, such General Partner for which the Limited Partner Consents shall not have been obtained will reimburse Buyer for Buyer's actual out-of-pocket costs and expenses incurred in connection with thenegotiation and performance of this Agreement.

            10.3 Surviving Obligations. In the event of termination of this Agreement by either Buyer or Seller pursuant to Section 10, prompt written notice thereof shall be givento the other party; and this Agreement shall terminate without further action by any of the parties hereto, and all obligations of the parties hereunder with respect to which this Agreement is terminated shall terminate, except for the obligations set forth in Sections 4.19, 6.4, 10.2, 10.4, 11 and 20. /

            10.4 Attorney's Fees. Notwithstanding any provision in this Agreement that may limit or qualify a party's remedies, in the event of a default by any party that results in alawsuit or other proceeding for any remedy available under this Agreement, the prevailing party shall be entitled to reimbursement from the defaulting party of its reasonable legal fees and expenses.

            11. Expenses.

            Except as otherwise provided in this Agreement, each party shall pay its own expenses incurred in connection with the authorization, preparation, execution and performance of this Agreement, including all fees and expenses of counsel, accountants, agents and other representatives. Fees related to the maintenance and performance of the Escrow, Indemnity, and other joint Agreements will be shared equally.

            12. Entire Agreement.

            Buyer and Seller agree that this Agreement, including the Schedules and all Exhibits hereto and any other written document or instrument delivered in connection herewith, constitutes the entire agreement between the parties with respect to the subject matter hereof and supersedes all prior understandings and agreements with respect thereto.

            13. Parties Obligated and Benefited.

            Subject to the limitations set forth below, this Agreement will be binding upon the parties and their respective assigns and successors in interest and will inure solely to the benefit of the parties and their respective assigns and successors in interest, and no other Person will be entitled to any of the benefits conferred by this Agreement. Without the prior written consent of the other parties, no party will assign any of its rights under this Agreement or delegate any of its duties under this Agreement.

            14. Notices.

            All notices, requests, consents, and other communications under this Agreement shall be in writing and shall be delivered in person or mailed by first-class certified or registered mail, return receipt requested, postage prepaid, by reputable overnight mail or courier or by telecopier, in either case, with receipt confirmed, addressed as follows:

If to Seller:	Enstar Communications Corporation 12405 Powerscourt Drive St. Louis, MO 63131 Telephone: (314) 965-0555 Telecopy: (314) 965-0571 Attention: Ralph G. Kelly, Senior Vice President - Treasurer

With a copy to:	Marcy Lifton, Esq., Vice President, Senior Counsel & Assistant Secretary

If to Buyer:	Access Cable Television, Inc. 5215 south Hwy 27 Somerset, KY 42501 Telephone: 606-676-0610 Telecopy: 606-676-0615

With a copy to:	Jay McShurley, Attorney at Law 126 North Maple Street Somerset, KY 42501 Telephone: 606-677-9014

            or at such other address or addresses as may have been furnished in writing by any party to the others in accordance with the provisions of this Section.

            Notices and other communications provided in accordance with this Section shall be deemed delivered upon receipt. The furnishing of any notice or communication required hereunder may be waived in writing by the party entitled to receive such notice. Failure or delay in delivering copies of any notice to persons designated above to receive copies shall in no way adversely affect the effectiveness of such notice or communication.

            15. Amendments and Waivers.

            Except as otherwise expressly set forth in this Agreement, any term of this Agreement may be amended and the observance of any term of this Agreement may be waived (either generally or in a particular instance and either retroactively or prospectively), only with the written consent of Seller and Buyer. Any amendment or waiver effected in accordance with this Section shall be binding upon each party. No waivers of or exceptions to any term, condition or provision of this Agreement, in any one or more instances, shall be deemed to be, or construed as, a further or continuing waiver of any such term, condition or provision.

            16. Severability.

            If any provision of this Agreement shall be held or deemed to be, or shall in fact be, invalid, inoperative or unenforceable because of the conflict of such provision with any constitution or statute or rule of public policy or for any other reason, such circumstance shall not have the effect of rendering any other provision or provisions herein contained invalid, inoperative or unenforceable, but this Agreement shall be reformed and construed as if such invalid, inoperative or unenforceable provision had never been contained herein and such provision reformed so that it would be valid, operative and enforceable to the maximum extent permitted.

            17. Section Headings and Terms.

            The section headings in this Agreement are for convenience and reference purposes only and shall not in any way affect the meaning or interpretation of this Agreement.

            18. Counterparts.

            This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument, and shall become effective when counterparts which together contain the signatures of each party hereto shall have been delivered to Seller and Buyer.

            19. Governing Law

            This Agreement shall be governed by and construed and enforced in accordance with the law (without giving effect to the law governing the principles of conflicts of law) of the State of Kentucky.

            20. Specific Performance

            The parties hereto acknowledge that money damages are not an adequate remedy for violations of this Agreement and that any party may, in its sole discretion, apply to a court of competent jurisdiction for specific performance or injunctive or other relief (without the posting of any bond or other security) as such court may deem just and proper in order to enforce this Agreement or prevent any violation hereof by any of the parties hereto and, to the extent permitted by applicable Legal Requirements, each party hereof waives any objection to the imposition of such relief. Any such specific or equitable relief granted shall not be exclusive and an Indemnitee shall also be entitled to seek money damages.

            Cooperation

The parties agree to cooperate and use reasonable efforts to fulfill obligations imposed under this Agreement. This shall include delivery of documents in a prompt manner.

IN WITNESS WHEREOF, the parties have executed this Asset Purchase Agreement as of the date and year first above written.

BUYER:

Access Cable Television, Inc.

BY:___________________________________

Name: Roy L Baker

Title: President

SELLER:

ENSTAR CABLE OF CUMBERLAND VALLEY

By: Enstar Income/Growth Program 5A, L.P.

General Partner

By: Enstar Communications Corporation,

its General Partner

By:

Name:

Title:

By: Enstar Income/Growth Program 5B, L.P.

General Partner

By: Enstar Communications Corporation,

its General Partner

By:

Name:

Title:

ASSET PURCHASE AGREEMENT

By and Between

ENSTAR CABLE OF CUMBERLAND VALLEY

as Seller,

and

ACCESS CABLE TELEVISION, INC.

as Buyer

Dated as of 30 September, 2002

LIST OF EXHIBITS AND SCHEDULES

Exhibits

A Form of Deposit Escrow Agreement

B Form of Indemnity Escrow Agreement

C Form of Bill of Sale and Assignment and Assumption Agreement

D Non-Competition Agreement

E Opinion of Buyer's Counsel

F Opinion of Seller's Counsel

G Opinion of Seller's FCC Counsel

Schedules

2.1(b)(i) Programming and Retransmission Consent Agreements Being Assigned

2.1(b)(viii) Excluded Assets

4.3 Required Consents

4.4 Financial Statements

4.6(a) Owned Real Property

4.6(b) Leased Real Property

4.6(c) Other Real Property

4.7(b) Personal Property Leases

4.8 Governmental Authorizations

4.9 Agreements

4.10 Pole Attachment Agreements; Related Agreements

4.10A Agreements Not Delivered

4.11 Retransmission Consent and Must-Carry; Rate Regulation

4.12 Litigation

4.14(a) System Plans

4.16 Environmental Matters

4.17 Bonds; Guaranties; Letters of Credit

4.18 Information on the System and Subscribers